                                                                      Exhibit 23

            Independent Registered Public Accounting Firm's Consent

The Board of Directors
Jack in the Box Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Jack in the Box Inc. of our report dated June 23, 2004, relating to the statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2003, and the related schedule, which report appears in the December 31, 2003, annual report on Form 11-K of the Jack in the Box Inc. Easy$aver Plus Plan.

                                    KPMG LLP

San Diego, California
June 25, 2004